MINUTES OF
BOARD OF DIRECTORS MEETING
OF
2050 MOTORS, INC.
(Revised)

March 6, 2019
Conference Call
10:00 AM

A 2050 Motors Special Board of Directors Meeting was convened by Director Bernd Schaefers (via telephone) (who is also designated to act as Secretary of the meeting) and William L. Fowler, President (via telephone). All Board Members and the Secretary were present throughout the meeting (via telephone). The meeting was called to order.

The first order of business and on the agenda was the election of Vikram Grover as President, CEO, Secretary, Treasurer, Chief Financial Officer and Board Member of 2050 Motors, Inc. (ETFM)

The second order of business is the new President accepting the resignations of Bernd Shaefers, Board Member and Secretary, and William L. Fowler, President. Mark Edwards resigned from the Board on January 23, 2019.

The third order of business, before resignations are accepted, the Board approved a compensation package for Vikram Grover by granting him 100 million common stock purchase warrants with a strike price of $0.001 (one tenth of a cent) and a 5-year expiration date. Vesting date and start date of the five-year expiration period will commence when the Company is brought fully-reporting and current with its required SEC filings (i.e., forms 10-Q, 10-K, etc.). The number of warrants will be doubled at the end of the first year from issuance if at any time from issuance of the initial warrants ETFM's closing bid price is greater than one cent ($0.01) for 10 consecutive business days / trading sessions.

The fourth order of business is the authorization of a Series C Convertible Preferred Stock ("Series C Preferred Stock") and the issuance of 5,000,000 shares of the Series C Preferred Stock to Vikram Grover.

The fifth order of business is the acceptance of resignation letter of the CPA firm to represent 2050 Motors, Inc. (see attached.)

The sixth order of business is the current Board, before resigning, agrees to the assignment of two (2) million shares of Series A Preferred Stock and two million shares of Series B Preferred Stock in 2050 Motors, Inc. at a 50 to 1 voting ratio and 40 to 1 voting ratio, respectively, (representing 180,000,000 votes) to the order of Vikram Grover.

The following Resolutions, upon motion duly made and seconded, and adopted by the affirmative vote of all Board Members, were:

RESOLVED, the Board accepts the resignation of William L. Fowler, President.

RESOLVED, the Board elected Vikram Grover as President, CEO, Secretary, Treasurer and Board Member of 2050 Motors, Inc. Vikram Grover has accepted these positions.

RESOLVED, the Board approved a compensation package for Vikram Grover by granting him 100 million common stock purchase warrants with a strike price of $0.001 (one tenth of a cent) and a 5-year expiration date. Vesting date and start date of the five-year expiration period will commence when the Company is brought fully-reporting and current with its required SEC filings (i.e., forms 10-Q, 10-K, etc.) The number of warrants will be doubled at the end of the first year from issuance if at any time from issuance of the initial warrants, ETFM's closing bid price is greater than one cent ($0.01) for 10 consecutive business days / trading sessions. The Board approves all measures to achieve these actions.

RESOLVED, that the Company amend its articles of incorporation (the "Amendment") to designate 5,000,000 shares of the authorized Preferred Stock to be Series C Convertible Preferred Stock ("Series C Preferred Stock"). That an Amendment to the Articles of Incorporation be filed with the California Secretary of State, in the form and substance as set forth in Exhibit A attached hereto and made a part of these minutes. The relevant preferences of the Series C Preferred Stock are as follows:

Voting Rights:	Each issued and outstanding share of Series C Preferred Stock, shall be entitled to have sixty (60) votes, at each meeting of stockholders (or pursuant to any action by written consent) with respect to any and all matters presented to the stockholders for their action or consideration.
Conversion Right:	Each share of Series C Preferred Stock shall be convertible at the option of the holder at the conversion rate of one (1) share of common stock for every one (1) share of Series C Preferred Stock.

RESOLVED FURTHER, that in order to ensure that the business and the creative leadership and vision of the Board can continue in the future, the Board hereby agrees to issue, as of the date hereof, shares of Series C Preferred Stock to its sole Board Member and Officer in consideration of services rendered to the Company in the amount of $0.0008 per share, which is approximately the closing market price of the Company's common stock on the OTCMarkets on March 5, 2019:

Name	Share Amount
Vikram Grover	5,000,000

RESOLVED, the Board accepts the resignation of the CPA firm to represent 2050 Motors, Inc. (see attached letter).

RESOLVED, the Board agrees to the assignment of two (2) million shares of Series A Preferred Stock and two (2) million shares of Series B Preferred Stock in 2050 Motors, Inc. (representing

180,000,000 votes) to the order of Vikram Grover. The Board approves all measures to achieve this issuance.

RESOLVED, the Board accepts the resignations of Bernd Shaefers, Board Member and Secretary. The Board of Directors of 2050 Motors, Inc. now consists solely of Vikram Grover.

RESOLVED, that the President/CEO of the Company is empowered and directed in the name and on behalf of the Company to execute and deliver all documents and to perform and otherwise act as necessary, in his discretion, to carry out the purposes and intent of the Resolution set forth above, including filings with any governmental authority, if required, and all such acts and doings of the President/CEO of the Company consistent with the purpose of such Resolution are hereby authorized, approved, ratified and confirmed in all respects.

There being no further business to come before the meeting, upon these motions duly made, seconded and unanimously carried the meeting was adjourned.

Bernd Schaefers

William L. "Stretch" Fowler